UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 02 December 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)
Harmony reduces debt as cash position strengthens
Harmony Gold Mining Company Limited (Harmony and/or Company)
is pleased to advise that it has repaid R1.1 billion of its
debt. These repayments comprise US$50 million on its US$250
million Revolving Credit Facility (RCF) and R 400 million on its R1.3 billion Rand facility.
The mining operations continue to perform in line with their plans post the September 2015 quarter. An increase in the
rand gold price during October and November 2015, further
strengthened the Company’s cash position.
Despite the gold price trading around multi-year lows in US
dollar terms, Harmony, with over 90% of its operating revenue generated in South Africa, benefits from the weak rand which more than offsets the impact of the low US dollar gold price.
“Our hard work of the last couple of years are finally paying off, enabling us to reduce our debt, strengthen our balance
sheet and provide us with even more certainty that we can
fund the Golpu project”, said Graham Briggs, chief executive officer of Harmony.
For more details contact:
Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775
Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242
Johannesburg, South Africa
2 December 2015
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony reduces debt as cash position strengthens
Johannesburg: Wednesday, 2 December 2015
. Harmony Gold Mining Company
Limited (Harmony and/or Company) is pleased to advise that it has repaid R1.1 billion of its debt. These repayments comprise US$50 million on its US$250 million
Revolving Credit Facility (RCF) and R 400 million on its R1.3 billion Rand facility.
The mining operations continue to perform in line with their plans post the September
2015 quarter. An increase in the rand gold price during October and November 2015, further strengthened the Company’s cash position.
Despite the gold price trading around multi-year lows in US dollar terms, Harmony, with over 90% of its operating revenue generated in South Africa, benefits from the weak rand which more than offsets the impact of the low US dollar gold price.
“Our hard work of the last couple of years are finally paying off, enabling us to reduce our debt, strengthen our balance sheet and provide us with even more certainty that we can fund the Golpu project”, said Graham Briggs, chief executive officer of
Harmony.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 02 2015
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name:Frank Abbott
Title: Financial
Director